Leigh Baldwin Total Return Fund

Update 6-30-09

Leigh Baldwin & Co.
Investment Brokers

Managed by Leigh Baldwin & Co.
An SEC registered RIA.

- Founded in 1991
- Our firm invests in businesses based on our fundamental research of their ability to increase profits and dividends.
- The parent company currently has over 100 investment professionals and over $1 billion dollars in customer assets.

Fund Details

NASDAQ Symbol	LEBOX
Cusip	352005201
Inception date	July 30, 2008

Minimum Investment

Initial	$1000
Subsequent	$100

Management Fees

Fund Operating Expenses capped @ 1.75% (12B-1 fee of 1% included) There is a deferred sales charge to the client for any sales within the first year, no deferred sales charge thereafter).

The Fund's investment objective, risks, charges, and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-800-659-8044 or by visiting www.leighbaldwin.com. Please read the prospectus carefully before you invest or send money.

Investment Objective

- Long-term total return

Investment Strategy

- The Fund's primary strategy is to purchase public companies based on fundamental research and simultaneously sell covered call options to generate income.
- Additionally, the Fund will purchase out-of-the money put options as a way to limit the risk of the portfolio.

  Finally, the Fund will purchase securities that it believes are special situations and that offer superior investment potential.

Investment Advantages

- The Fund is designed to generate income while simultaneously defining risk by the use of stock options.
- Small Fund Size: The size of our Fund and lack of big company administration allows us to be agile and take advantage of investment opportunities found in quality companies of all sizes. These companies may not be on the radar of larger money managers whose research is sometimes limited to those firms followed by traditional equity research providers.
- Concentration: We allow more flexibility in the Fund's position sizes for a strict focus on securities we believe to be the most attractive.

Portfolio Characteristics* – As of June 30th, 2009

Statistics

Number of Stocks	30

Top Sectors

Petroleum Refining	7.49%
Security Brokers	5.54%
Pharmaceuticals	5.21%
Trucking	4.97%
Telephone Service	4.63%

Top Ten Holdings

Merck	5.21%
UPS Inc.	4.97%
AT&T	4.63%
3M Company	4.48%
Coca Cola Co.	4.47%
Kraft Foods Inc.	4.41%
Schwab Corp	4.36%
Exxon Mobil	4.34%
Kellogg's	4.34%
Annaly Capital	4.23%

*Percentages are based on total portfolio and are subject to change at any time. For information purposes only and not to be considered a recommendation to purchase or sell any security.

Investment products – Not FDIC insured – No bank guarantee- May lose value

Leigh Baldwin Total Return Fund

Update 6-30-09

Leigh Baldwin
Manager

Leigh Baldwin is the manager of the Leigh Baldwin Total Return Fund (LEBOX) and has been the manager since its inception. The manager has been involved in the investment business since 1989, starting his own Broker-Dealer in 1991, which he continues to run to this day. Leigh Baldwin is a 1983 graduate of Colgate University, having achieved a BA in economics. Mr. Baldwin is also the majority owner of Huss Services, Inc., another registered Broker-Dealer, with a focus on institutional bond and equity trading. Since the year 2000, Leigh Baldwin has been a minority owner of the Syracuse Crunch, the primary affiliate of the NHL Columbus Blue Jacket hockey team. Leigh has been married to his wife Susan for over twenty years and they have three children, Ashleigh, Alan, and Annie.

Average Annual Total Returns* (As of 6-30-09)	1 month	3 month	Inception
Leigh Baldwin Fund	-0.993%	+2.266%	-8.801%
S&P 500	+0.2%	+15.93%	-26.57%



*All performance reported after fees. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Performance data quoted represents past performance as of June 30, 2009 and does not guarantee future results. The investment return and principle value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the Fund at 1-800-659-8044 or visiting our website at www.leighbaldwin.com. Returns include investment of any dividends and capital gain distributions.

The Fund's investment objective, risks, charges, and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-800-659-8044 or by visiting our website at www.leighbaldwin.com. Please read the prospectus carefully before you invest or send money.